EXHIBIT I

NOTICE TO SHAREHOLDERS RESIDENT IN THE UNITED STATES:

This notice relates to a proposed business combination which involves the securities of a foreign company.  It is subject to disclosure requirements of a foreign country that are different from those of the United States.  Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country.  You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws.  It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

Translation of Japanese original

October 21, 2010

To Whom It May Concern:
Company Name: Kirin Holdings Company, Limited
Name and Title of Representative:
Senji Miyake, President & CEO
Code Number: 2503
Head Office:
10-1, Shinkawa 2-chome, Chuo-ku, Tokyo 104-8288, Japan
Name and Title of Contact Person:
Hiroshi Ogawa, Executive Officer and
General Manager of Corporate Communications
Telephone Number: (03) 5540-3455

Results of Review and Policy Concerning Reduction of the Number of Shares in an Investment Unit, taking into Consideration the Implementation of the Share Exchange with Mercian Corporation

1. Current Results of Review Concerning Reduction of the Number of Shares in an Investment Unit
Kirin Holdings Company, Limited (“Kirin Holdings”) recognizes the importance of expanding the number of individual investors in its shareholder base and improving its share liquidity, and is actively engaged in enhancing information disclosure, implementing investor relations activities directed towards individual investors, and other measures.
As reported in our News Release of August 27, 2010, Execution of Share Exchange Agreement by and between Kirin Holdings Company, Limited and Mercian Corporation, owing to the share exchange scheduled to take effect on December 1, 2010, there will be a large number of shareholders who will hold fractional unit shares. In the light of this situation, we have reviewed the possibility of reducing the number of shares in an investment unit.
As a result of the review, due to factors including the number of individual investors and the high percentage of the shares that will be held by them, the fact that there is already sufficient liquidity of Kirin Holdings’ shares in the market, the increased costs in areas such as the management of shares that would be likely to flow from a reduction, and the fact that there are systems available for the purchase and sale of fractional unit shares, we have decided that, at this point, the number of shares in an investment unit will not be reduced.

2. Policy on Reduction of the Number of Shares in an Investment Unit
Kirin Holdings will continue to consider reducing the number of shares in an investment unit, taking into account the balancing of costs and benefits, stock market trends, and other factors.

(Note)

Fractional unit shares cannot be sold in stock exchange markets. However, all shareholders who will hold fractional unit shares in Kirin Holdings due to the share exchange with Mercian Corporation will be able to utilize the systems for the purchase and sale of fractional unit shares after December 1, 2010. For details, please refer to the News Release of August 27, 2010, mentioned above.

End